Exhibit 99.1

NOTICE OF CHANGE AND REMINDER REGARDING

SPECIAL MEETING OF UNITHOLDERS TO BE HELD NOVEMBER 16, 2009

This notice is being sent to you to advise you of a change to the approval being sought at the upcoming special meeting (“Meeting”) of unitholders (“Unitholders”) of Brookfield Infrastructure Partners L.P. (the “Partnership”). The Meeting will be held on Monday, November 16, 2009, at 10:00 a.m. (EST) at Torys LLP, 237 Park Avenue, 20th Floor, New York, NY.

Subsequent to the delivery of the management information circular dated October 21, 2009 (the “Circular”), Brookfield Asset Management Inc. (with its affiliates other than us “BAM”) agreed to purchase 4,085,000 limited partnership units (“LP Units”) of the Partnership for gross proceeds of approximately C$64 million (the “LP Subscription”) through the public offering of the Partnership (the “Offering”) pursuant to which the Partnership will issue an aggregate of 39,585,000 LP Units at a price per unit of C$15.55. In connection with BAM’s agreement to participate in the Offering, BAM and the Partnership agreed to amend the allocation agreement described in the Circular (as amended, the “Allocation Agreement”) to provide that, subject to Unitholder approval, the number of redeemable partnership units (“RPUs”) and general partner units of Brookfield Infrastructure L.P. (“Brookfield Infrastructure”) that BAM will acquire in the transactions described in the Circular (the “Brookfield Investment”) will not be reduced due to the issuance of LP Units to BAM in the LP Subscription, with the result that BAM’s effective interest in the Partnership may increase from its current interest of approximately 40.8% to approximately 45%.

As a result of the LP Subscription and the amendment of the Allocation Agreement, the resolution in respect of the Brookfield Investment (the “Brookfield Investment Resolution”) will be amended at the Meeting to permit the Brookfield Investment with the changes described in this notice, with the result that BAM’s effective interest in the Partnership may increase from its current interest of approximately 40.8% to approximately 45%.

If you vote, or have already voted, in favour of the Brookfield Investment Resolution, then your vote will be deemed to be a vote in favour of the Brookfield Investment Resolution as it will be amended at the Meeting as described in this notice. You can change your vote by following the instructions contained in the Circular and the proxy card or voting instruction form previously mailed to you, or by submitting a new proxy card or voting instruction form.

If the Brookfield Investment Resolution is approved, BAM’s effective interest in the Partnership will be increased to approximately 45%. If the Brookfield Investment Resolution is not approved, then the amount of RPUs and general partner units of Brookfield Infrastructure to be issued to BAM will be reduced so that the aggregate value of the Brookfield Investment and the LP Subscription does not exceed US$157 million (being 25% of the market capitalization of the Partnership for purposes of Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions). If the Brookfield Investment Resolution is not approved, BAM’s effective interest in the Partnership will be reduced to approximately 32%. In addition, as described in the Circular, if the Brookfield Investment is reduced, Brookfield Infrastructure’s participation in the Transaction (as defined below) will be reduced by the same amount and BAM will participate directly in the Transaction with respect to the balance.

Your vote is important. If you have questions about voting, please contact Laurel Hill Advisory Group

NORTH AMERICAN TOLL-FREE: 1-888-742-1305 – Banks and brokers or collect calls: 1-917-338-3181

BAM and the Partnership have also granted the underwriters an option (the “Over-allotment Option”), exercisable at any time up to November 25, 2009, to purchase up to an additional 5,325,000 LP Units (the “Additional LP Units”) at a price per unit of C$15.55. If the underwriters elect to purchase the Additional LP Units, BAM shall first have the option to sell all or any portion of the 4,085,000 LP Units acquired by BAM in the LP Subscription as part of the Over-allotment Option and the Partnership will sell the remaining LP Units to the underwriters up to an aggregate of 5,325,000 LP Units. If the Brookfield Investment Resolution is approved, and if the underwriters exercise the Over-allotment Option, in full or in part, BAM will have the option to purchase such number of additional RPUs and general partner units that will permit BAM to maintain an effective approximate 45% interest in the Partnership on a fully diluted basis, provided that the aggregate amount of LP Units of the Partnership (net of any LP Units sold pursuant to the Over-Allotment Option), RPUs and general partner units of Brookfield Infrastructure purchased by BAM shall not exceed US$450 million.

BAM may decide to retain the LP Units purchased in the Offering, sell some or all of the LP Units to the underwriters pursuant to the Over-allotment Option, or sell such LP Units to third parties. BAM may also purchase general partner units of Brookfield Infrastructure in lieu of RPUs, so that the number of general partner units outstanding remains one percent of the total outstanding partnership units of Brookfield Infrastructure.

The LP Units are not voting securities, however, the LP Subscription will have the effect of increasing the percentage of LP Units owned by BAM from approximately 41% to approximately 45%, on a fully-diluted, fully-exchanged basis. As a result of the LP Subscription, BAM will be entitled to approximately 10.3% of the votes cast on matters requiring the approval of limited partners of the Partnership. If all of the RPUs held by BAM are exchanged, including all the RPUs purchased under the Brookfield Investment, then BAM would be entitled to approximately 45% of the votes cast on matters requiring the approval of limited partners of the Partnership.

The Partnership intends to use the net proceeds of the Offering and the Brookfield Investment to partially fund the Partnership’s participation in the previously announced restructuring and recapitalization of Babcock & Brown Infrastructure (the “Transaction”).

A committee of independent directors of Brookfield Infrastructure Partners Limited, the general partner of the Partnership, (the “Independent Committee”) met on October 30, 2009 to consider the proposed amendment to the terms of the Brookfield Investment and corresponding amendments to the Allocation Agreement. The manager of the Partnership advised the Independent Committee that based on feedback from the marketing of the Offering, the successful completion of the Offering would be facilitated by BAM’s further support of the Offering. Based on this and other factors considered by the Independent Committee, the Independent Committee unanimously recommended that the board of directors of Brookfield Infrastructure Partners Limited, the general partner of the Partnership, approve the amendments to the proposed terms of the Brookfield Investment and related changes to the Allocation Agreement.

On the recommendation of the Independent Committee, the directors of Brookfield Infrastructure Partners Limited, the general partner of the Partnership, have unanimously approved the proposed amendment to the Brookfield Investment (with Mr. Derek Pannell declaring his interest in the Brookfield Investment as an officer of BAM and abstaining from voting) and are recommending that Unitholders vote FOR the Brookfield Investment Resolution and the LPA Amendment Resolution.

Unitholders are also being asked to consider and if deemed appropriate, to adopt a resolution in the form of annexed as Appendix B to the Circular authorizing and approving an amendment to the amended and restated limited partnership agreement of the Partnership that reduces the quorum requirement for a meeting of the limited partners to Unitholders representing in aggregate, 20% of the total outstanding units, present in person or by proxy.

Please vote by telephone, Internet or mail using the proxy card or voting instruction form previously mailed to you.

Unitholders are encouraged to review the Circular for the full details of matters to be dealt with at the Meeting and vote their proxy FOR all of the proposed resolutions.

Voting cut-off is Sunday, November 15, 2009 at 11:59 pm (EST).

Your vote is important. If you have questions about voting, please contact Laurel Hill Advisory Group

NORTH AMERICAN TOLL-FREE: 1-888-742-1305 – Banks and brokers or collect calls: 1-917-338-3181

Enclosed is a copy of your voting information form or proxy card. To ensure that your vote is received before the voting cut-off, you are encouraged to vote today on the Internet at http://www.proxyvoting.com/bip or by telephone at 1-866-540-5760.

If you require additional copies of the Circular or require assistance with voting your units, please contact the proxy solicitation agent, Laurel Hill Advisory Group at the number below. Copies of the Meeting materials can also be accessed on SEDAR at www.sedar.com or on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

Hamilton, Bermuda November 2, 2009	By order of the Board of Directors of Brookfield Infrastructure Partners Limited, as general partner and on behalf of Brookfield Infrastructure Partners L.P.

Derek Pannell Chair

Your vote is important. If you have questions about voting, please contact Laurel Hill Advisory Group

NORTH AMERICAN TOLL-FREE: 1-888-742-1305 – Banks and brokers or collect calls: 1-917-338-3181

QUESTIONS MAY BE DIRECTED TO THE PROXY SOLICITOR

NORTH AMERICAN TOLL-FREE

1-888-742-1305

Banks and Brokers or collect calls: 1-917-338-3181

TIME IS OF THE ESSENCE. PLEASE VOTE TODAY.